Exhibit 1

PRESS RELEASE

Gentium Announces Changes to Board of Directors

VILLA GUARDIA (COMO), Italy, December 8, 2011 (Globe Newswire) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced changes to its Board of Directors, as a result of the resignation of Mr. Marco Codella and the appointment of Dr. Marco Brughera.  Mr. Codella indicated that his decision to resign follows his departure from the Sigma-Tau Group (“Sigma-Tau”), a significant shareholder and commercial partner of the Company.

"We are pleased to welcome Dr. Marco Brughera to Gentium’s Board of Directors," stated Dr. Khalid Islam, Chairman and CEO of the Company.  “Marco brings extensive expertise in clinical and non-clinical drug development, project management and interactions with regulatory authorities.  We would also like to thank Marco Codella for his service to our Company over the past 6 years.”

Dr. Brughera has over 25 years of experience and management in research and development and operations in the healthcare industry.  He has held numerous senior level positions at Pfizer, Pharmacia and Farmitalia Carlo Erba, and contributed to the registration of different classes of oncology drugs (cytotoxics, hormonal, kinase inhibitors).  Currently, Dr. Brughera is the Managing Director of Corporate Research and Development at Sigma-Tau.  In this role, Mr. Brughera manages the global R&D portfolio including several programs in research, preclinical, clinical and registration stages.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

About VOD
Veno-occlusive disease (VOD) is a potentially life-threatening condition, which typically occurs as a result of a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplants (SCT) can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction of other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the United States or the European Union.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
SVP & CFO
scalabrese@gentium.it

or

The Trout Group
Christine Labaree, +1 646-378-2951
clabaree@troutgroup.com